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                                                                 EXHIBIT (a)(10)

                     AMENDMENT NO. 5 TO TRUST INSTRUMENT OF
                                 ING FUNDS TRUST

              ABOLITION OF SERIES OF SHARES OF BENEFICIAL INTEREST

                           EFFECTIVE SEPTEMBER 23, 2002

                  THIS AMENDMENT NO. 5 TO THE TRUST INSTRUMENT OF ING FUNDS TRUST, a Delaware business trust (the "Trust"), dated July 30, 1998 (the "Trust Instrument"), as amended, reflects resolutions adopted by the Board of Trustees on August 20, 2002, with respect to ING European Equity Fund, ING Tax Efficient Equity Fund, ING Global Technology Fund and ING Global Real Estate Fund, each a series of the Trust (the "Funds"), acting pursuant to Section 2.6 and Section
11.4 of the Trust Instrument of the Trust. The resolutions serve to abolish the Funds, and the establishment and designation thereof, there being no shares of such series outstanding at the time of their abolition.